UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2022

COMMISSION FILE NUMBER 001-39081
BioNTech SE
(Translation of registrant’s name into English)
An der Goldgrube 12
D-55131 Mainz
Germany
+49 6131-9084-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒ Form 40‑F ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On September 16, 2022, BioNTech SE (the “Company”) and Pfizer Inc. today announced that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) has recommended converting the conditional Marketing Authorization (cMA) for COMIRNATY® [COVID-19 Vaccine (nucleoside modified)] to standard (also referred to as “full”) Marketing Authorization (MA) for all authorized indications and formulations. The press release is attached hereto as Exhibit 99.1.

SIGNATURE
Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioNTech SE

By:	/s/ Dr. Sierk Poetting
Name: Dr. Sierk Poetting
Title: Chief Operating Officer
Date: September 16, 2022

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Pfizer and BioNTech Receive Positive CHMP Opinion for Conversion of COMIRNATY® Conditional Marketing Authorization to Full Marketing Authorization in the European Union